UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 0-19582

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD DOMINION 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, NC 27360

Note: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants of

Old Dominion 401(k) Retirement Plan

Thomasville, NC

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules on pages 9-11 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 1996.

High Point, NC

June 20, 2023

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
ASSETS

Investments, at fair value:
Mutual funds	$972,724,781	$1,069,871,547
Old Dominion Freight Line, Inc. common stock	476,796,027	637,838,967
Self-directed brokerage accounts	7,649,260	11,388,920
Total investments, at fair value	1,457,170,068	1,719,099,434

Investment in insurance contract, at contract value	177,716,119	175,769,128

Total investments	1,634,886,187	1,894,868,562

Receivables:
Participant contributions	2,230,903	2,110,819
Employer contributions	92,061,951	66,335,207
Notes receivable from participants	69,233,287	60,101,730
Total receivables	163,526,141	128,547,756

NET ASSETS AVAILABLE FOR BENEFITS	$1,798,412,328	$2,023,416,318

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2022
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Interest and dividend income	$58,981,240
Interest income on notes receivable from participants	3,500,597
Contributions:
Participant contributions	126,287,969
Employer contributions	135,198,718
Rollover contributions	12,445,063
Total contributions	273,931,750

Total additions	336,413,587

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments	396,982,655
Benefits paid to participants	162,787,827
Administrative fees	1,647,095
Total deductions	561,417,577

Net decrease	(225,003,990)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	2,023,416,318
End of year	$1,798,412,328

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed 60 days of service and are age 18 or older. The Old Dominion Retirement Committee manages the operation and administration of the Plan. Empower Trust Company, LLC serves as the trustee of the Plan, and Empower Plan Services, LLC (d/b/a Empower) serves as the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of annual compensation, as defined in the Plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable elective deferral contribution are also eligible to make catch-up contributions up to the maximum set forth in the IRC. Participants may also contribute certain amounts representing distributions from individual retirement accounts or other qualified defined benefit or defined contribution plans. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects not to defer any annual compensation, (ii) elects to defer a different percentage of annual compensation, or (iii) elects to contribute Roth after-tax elective deferrals.

The Company matches 50% of the first 6% of compensation that a participant contributes to the Plan. Additional employer contributions may be made at the Company's discretion. Eligible Plan participants who have completed 1,000 hours of service and who (i) were actively employed on the last day of the Plan year, or (ii) terminated employment due to death, disability, or attainment of normal retirement age during the Plan year, are eligible to share in any Company discretionary contributions for that Plan year. For the year ended December 31, 2022, the Company awarded an additional $91,208,381 as an aggregate discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, an insurance contract, and Company common stock as investment options for participants. In addition, participants generally have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities, including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued, plus 2%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in installment payments or a lump sum. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. In addition, amounts contributed may be withdrawn upon demonstration of financial hardship or after a participant reaches the age of 59.5 years.

Forfeited Accounts

The following is a reconciliation of the change in forfeited non-vested accounts for the year ended December 31, 2022:

Forfeited non-vested accounts at beginning of year	$2,270,114
Forfeitures	4,566,108
Forfeitures used to reduce Company contributions	(2,545,653)
Forfeited non-vested accounts at end of year	$4,290,569

These accounts may be used to pay Plan expenses or reduce future Company contributions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management utilizes information provided by the trustee to determine the valuation of the Plan's investments. See the “Fair Value Measurements” disclosure in Note 3 for a discussion of fair value measurements.

The Plan's insurance contract investment is a fully benefit-responsive investment contract that is reported at contract value. Because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan, it is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Recordkeeping fees and expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

NOTE 3. FAIR VALUE MEASUREMENTS

GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3: Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2022 and 2021 is presented below.

Mutual Funds

Mutual funds are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Old Dominion Freight Line, Inc. Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

There were no changes made in the valuation methodologies used to determine the fair value of financial assets during the year ended December 31, 2022. Financial assets measured at fair value on a recurring basis are listed below and are categorized by level of the fair value hierarchy:

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2022
Mutual funds	$972,724,781	$—	$—	$972,724,781
Old Dominion Freight Line, Inc. common stock	476,796,027	—	—	476,796,027
Self-directed brokerage accounts	7,649,260	—	—	7,649,260
Total investments at fair value	$1,457,170,068	$—	$—	$1,457,170,068

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2021
Mutual funds	$1,069,871,547	$—	$—	$1,069,871,547
Old Dominion Freight Line, Inc. common stock	637,838,967	—	—	637,838,967
Self-directed brokerage accounts	11,388,920	—	—	11,388,920
Total investments at fair value	$1,719,099,434	$—	$—	$1,719,099,434

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. INVESTMENT IN INSURANCE FUND

As of December 31, 2022, the Plan held a fully benefit-responsive group annuity contract, the Empower Investments Fixed Account - Series Class V, with Empower Annuity Insurance Company of America. The Empower Investments Fixed Account - Series Class V is a general account product of Empower Annuity Insurance Company of America. As of December 31, 2021, the Plan held a fully benefit-responsive group annuity contract, the Great-West Select Guaranteed Fund, with Great-West Life & Annuity Insurance Company. The Great-West Select Guaranteed Fund is a general account product of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, and prevailing market conditions. The interest crediting rate is reset quarterly. As described in Note 2, contract value is the relevant measurement attribute for this fund.

Certain events limit the ability of the Plan to transact at contract value with Empower Annuity Insurance Company of America. Such events include premature termination of the contracts by the Plan, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable. There are no reserves against contract value for credit risk of Empower Annuity Insurance Company of America or otherwise.

NOTE 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported on the Statements of Net Assets Available for Benefits was $476,796,027 and $637,838,967 at December 31, 2022 and 2021, respectively, which represented 1,680,161 and 1,779,784 shares, respectively.

The Plan’s recordkeeper, trustee and their subsidiaries, as well as the Company and Plan participants, are each a “party-in-interest” to the Plan as defined by ERISA. Fees charged to the Plan for investment management services are reflected as a reduction of the return on each fund or included in administrative fees. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Each of these transactions qualifies as an exempt party-in-interest transaction under ERISA.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan is a pre-approved non-standardized 401(k) plan. The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the pre-approved plan being utilized. The IRS has determined and informed the pre-approved plan sponsor by an opinion letter dated June 30, 2020 that the pre-approved plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2022 and 2021.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be deemed 100% vested in Company contributions.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2022 and 2021:

	December 31,
	2022	2021
Net assets per financial statements	$1,798,412,328	$2,023,416,318
Deemed defaulted loans	(4,042,172)	(4,071,555)
Net assets available for benefits per the Form 5500	$1,794,370,156	$2,019,344,763

The following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2022:

Decrease in net assets per the financial statements	$(225,003,990)
Current year deemed defaulted loans	(1,049,230)
Interest on deemed defaulted loans	(164,225)
Prior year deemed defaulted loans – paid through termination	1,242,838
Decrease in net assets per the Form 5500	$(224,974,607)

NOTE 10. LEGAL PROCEEDINGS

The Plan is involved in various proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

NOTE 11. SUBSEQUENT EVENTS

Effective January 25, 2023, the Plan was amended and restated to utilize a pre-approved non-standardized employee stock ownership plan. The IRS has determined and informed the pre-approved plan sponsor by an opinion letter dated June 30, 2020, that the pre-approved plan was designed in accordance with applicable sections of the IRC.

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 56-0751714

PLAN NUMBER 002

For the Year Ended December 31, 2022

		Total that Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$315		$315	$—	$—	$—

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-0751714

PLAN NUMBER 002

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
*	Empower	E I Fixed Account - Series Class V, contract value		$177,716,119
	MetWest	Total Return Bond Fund I		85,163,983
	JP Morgan	Smart Retirement Income Fund R5		24,237,700
	JP Morgan	Smart Retirement - 2025 Fund R5		37,781,031
	JP Morgan	Smart Retirement - 2030 Fund R5		50,772,465
	JP Morgan	Smart Retirement - 2035 Fund R5		55,869,168
	JP Morgan	Smart Retirement - 2040 Fund R5		40,452,706
	JP Morgan	Smart Retirement - 2045 Fund R5		39,147,098
	JP Morgan	Smart Retirement - 2050 Fund R5		36,643,941
	JP Morgan	Smart Retirement - 2055 Fund R5		33,009,191
	JP Morgan	Smart Retirement - 2060 Fund R5		14,849,109
	American Funds	Washington Mutual Fund - R6		28,544,130
	JP Morgan	US Large Cap Core Plus Fund - Select		33,718,511
	PGIM Jennison	Growth - Z		47,273,378
	Vanguard	Institutional Index Fund Institutional Plus		166,924,031
	Vanguard	Mid Cap Index Fund Institutional		81,767,518
	Russell	US Small Cap Equity - Select		24,533,580
	Vanguard	Small Cap Index Fund Institutional		8,014,061
	American Funds	EuroPacific Growth Fund - R5		35,619,053
	Vanguard	FTSE All-World ex-US Index Fund Institutional		128,404,127
	TD Ameritrade	Brokerage		7,649,260
*	Old Dominion Freight Line, Inc.	Common Stock		476,796,027
*	Participant Loans ***	5.25% - 11.5%, maturing through November 2032		65,191,115
				$1,700,077,302

* Indicates party-in-interest, as defined by ERISA.

** Cost information omitted for these participant-directed investments.

*** The accompanying financial statements classify participant loans as notes receivable from participants.

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

EIN: 56-0751714

PLAN NUMBER 002

For the Year Ended December 31, 2022

(a) Identity of Party Involved	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(c) Purchase Price	(d) Selling Price	(g)* Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i)** - Single Transactions in Excess of Five Percent of Total Plan Assets:
Great-West	Select Guaranteed Fund	$—	$184,552,972	$184,552,972	$184,552,972	$—
Empower	E I Fixed Account - Series Class V	184,259,690	—	184,259,690	184,259,690	—
Category (iii)** - Series of Transactions in Excess of Five Percent of Total Plan Assets:
Great-West	Select Guaranteed Fund	$—	$209,983,065	$209,983,065	$209,983,065	$—
Empower	E I Fixed Account - Series Class V	215,844,380	—	215,844,380	215,844,380	—

* Columns (e) and (f) are not applicable.

** There were no category (ii) or (iv) transactions reportable for the year.

EXHIBIT INDEX

TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 20, 2023	/s/ Christopher T. Brooks
Christopher T. Brooks
Chairman, Old Dominion Retirement Committee